

Mail Stop 7010

March 23, 2009

via U.S. mail and facsimile

Mark Comerford, Chief Executive Officer
Haynes International, Inc.
1020 West Park Avenue, Kokomo, Indiana
Kokomo, Indiana, 46904-9013

> **RE:** **Haynes International, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed November 24, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Filed February 9, 2009**
> **File No. 001-33288**

Dear Mr. Comerford:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief